MAIL STOP 4561

March 16, 2005

Hong Zhao, President
Yafarm Technologies, Inc.
197 Route 18 South, Suite 3000, PMB 4157
East Brunswick, New Jersey 08816

Re: Assure Data, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed on February 28, 2005
File No. 333-121347

Dear Mr. Zhao,

      This is to advise you that a preliminary review of the above registration statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we have not performed a detailed examination of the registration statement

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
General

1. Please update your financial statements in accordance with Item 310(g) of Regulation S-B. Also include a currently dated consent pursuant to Item 601(b)(23) of Regulation S-B.

1.   ****

      You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to the comment above. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jeffrey Werbitt at (202) 551-3456 with any other questions. If you need further assistance, please contact the undersigned at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Brian A. Lebrecht, Esquire
Edward H. Weaver, Esquire
The Lebrecht Group, APLC
406 W. South Jordan Parkway, Suite 160
South Jordan, Utah 84095